BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive ● Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		Telephone: 442-274-7571
Attorney/Principal
wbarnett@wbarnettlaw.com

September 19, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Senior Staff Accountant

Re:	Lever Global Corp (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on July 15, 2022
File No. 333-266157

Gentlepersons:

The Registrant hereby files Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3). We have revised Amendment No.3 in accordance with written comments received on September 16, 2022, from the Division of Corporation Finance, Office of Technology.

To assist the staff in reviewing Registrant’s responses, we have provided a copy of Amendment No. 3 (“marked to show changes”). Our responses below correspond to each comment number referred to in the letter dated September 16, 2022.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	In accordance with your comment, we have added disclosure on the Cover Page to be consistent with other sections of the Amendment No. 3 relating to sales of shares by selling shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 39

2.	In accordance with you comment we have added the voting power of each of the officers and directors and principal shareholders.

We believe we have responded to all your written comments fairly and reasonably.

Please do not hesitate to contact the undersigned by email or on my mobile at 818-424-6567, as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: L. G.

cc/ Mr. Trent McKendrick, CEO